Contact

www.linkedin.com/in/marta-mendizabal (LinkedIn)
www.galaxyhosted.com (Company)

Top Skills

Strategic Planning
Project Management
Internal Controls

Languages

Polish (Native or Bilingual)

Marta Mendizabal

VP/COO at Payroll4Free.com, Inc.
Greater Cleveland

Summary

Visionary leader with an intellectual curiosity and a passion for achieving results and over 10 years of experience in development and implementation of strategic business solutions and establishing operational optimization. Distinguished for expertise in business development, product management, revenue model design and implementation, and managing functionally diverse teams. Able to lead new business initiatives from ideation through implementation.

•Recognized for an entrepreneurial attitude, innovative problem solving, and a bottom-line orientation.
•Offers creative solutions to operational challenges and utilizes negotiating talents to guide process improvement while minimizing risk and optimizing performance.
•Proficient in translating strategic initiatives into tactical plans for increasing operational efficiency.
•Leader and motivator capable of effectively building and leveraging the abilities of high-performing teams and business partners, with the goal of retaining talent within the organization.
•Proven track record of thriving in a fast-paced, dynamic environment with an ability to prioritize between competing demands.

Experience

Payroll4free.com

Chief Operating Officer/Vice President
July 2012 - Present (10 years 3 months)
Cleveland/Akron, Ohio Area

Turned entrepreneurial vision into reality by building an innovative business focused on providing small companies with a free advertising-supported payroll option. Defined strategy across all core business functions including product development, quality, sales and marketing, customer service, along with investor relations.

•Headed the launch of the new payroll service and ongoing growth of the client base, implementing the launch strategy and guiding all sales efforts.
•Spearheaded the design, development and implementation of a new internal client management system that simplified client onboarding, facilitated inter-departmental communication, automated client tax filing and direct deposits, and greatly increased productivity.
•In charge of managing of all financial aspects of the operation, including all accounting functions, development of all internal procedures, as well as maintaining and negotiating of external relationships (banking, vendor, etc.).
•Effectively recruits, manages, and collaborates with functionally diverse teams to ensure effective communication, successful product implementations, and the meeting of performance objectives.
•Responsible for managing of all advertising partnerships, including all agreement negotiations and guidance of technical implementations.
•Integral part of initiatives to raise venture capital.
•Created multi-year business plans and budgets and provided comprehensive analysis of operational growth and revenue projections.

Galaxy Hosted Software LLC

17 years 1 month

Chief Operating Officer/Vice President
August 2010 - Present (12 years 2 months)

Manages day-to-day operations of a financial software company focused primarily on long-term care organizations. In charge of developing corporate strategies, short and long term financial goals, and building and strategic direction of multiple departments.

•Coordinated the sunset of a segment of the product line and the partnership with a competitor, and successfully managed to transition over 90% of the affected clients, resulting in exceeded profitability objectives.
•Engineered and utilized new sales and onboarding processes that allowed for two successful phases of client growth, resulting from the discontinuing of competitive payroll products.
•Modernized business functions, protocols and policies in order to maximize performance and achieve increased efficiency.
•Responsible for all aspects of the product portfolio through the full product life cycle, as well as performing research and assuring product compliance with all ongoing regulatory changes.
•Actively assists sales and tech support teams as a subject matter expert.

Controller

September 2007 - July 2010 (2 years 11 months)

In charge of all financial aspects of the business, including budgeting and revenue projections. Tasked with managing multiple complex and often simultaneous projects, including the design of a new financial software package that provided the company the competitive advantage it needed to quickly expand its client base.

•Served as project manager leading the design, development and implementation of a new general ledger, accounts payable and payroll software products.
•Performed all specifications write-up and testing, and effectively managed the development team to ensure that the new products were completed on time and on budget.
•Analyzed competitive options and established the new product pricing structure to align with customer needs as well as company financial objectives.
•Managed the transition of client base from an older Windows-based product that was being phased out to the newly developed hosted version.
•Oversaw the launch of a new innovative marketing strategy that resulted in a 25% client growth.
•Created more effective sales and training procedures by moving the majority of client and prospect interactions from face-to-face to online meetings.

Business Office Manager

February 2006 - August 2007 (1 year 7 months)

Took over the management of the business office while the company was in financial trouble.

•Implemented new accounting procedures that greatly reduced the time, resources, and costs involved in running company financial operations.
•Put a new budget in place which allowed to bring current all outstanding obligations within one year.
•Discovered and corrected two years' worth of discrepancies in company accounting transactions.
•In charge of all day-to-day financial processes, as well as all monthly, quarterly and annual reporting and statement preparation.

Marketing

September 2005 - January 2006 (5 months)

Responsible for the execution of an innovative new marketing strategy that resulted in significantly increased leads.

Education

New York Institute of Technology
MBA, Accounting · (2006 - 2007)

St. John's University
BS, Biology · (2000 - 2005)